UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.    )*

Turnstone Biologics Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90042W100

(CUSIP Number)

Versant Venture Capital V, L.P.

Max Eisenberg

One Sansome Street, Suite 1650

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 90042W100	13D

1.	Name of Reporting Persons Versant Venture Capital V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,726,322 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,726,322 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,726,322 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.8% (3)
14.	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”), Versant Ventures V, LLC (“VV V”), Versant Vantage II, L.P. (“Vantage LP”), Versant Vantage II GP, L.P. (“Vantage GP”), Versant Vantage II GP-GP, LLC (“Vantage LLC”), Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”), Versant Ventures V (Canada), L.P. (“VV V CAN”) and Versant Venture Capital V (Canada) LP (“VVC CAN” and, with VV V CAN GP, Vantage LLC, VVC V, VAF V, VOA, VV V CAN, VV V, Vantage LP and Vantage GP, collectively, the “Reporting Persons”). VV V is the sole general partner of VVC V, VAF V and VOA. VV V has voting and dispositive power over the shares held by each of VVC V, VAF V and VOA. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

These shares are held by VVC V. VV V is the sole general partner of VVC V and may be deemed to have voting and dispositive power over the securities held by VVC V and as a result may be deemed to have beneficial ownership over such securities.

(3)

This calculation is based upon 23,188,682 shares of the Issuer’s Common Stock outstanding (including the Underwriter’s option to purchase an additional 1,000,000 shares) immediately after the Issuer’s initial public offering (“IPO”), as set forth in the Issuer’s prospectus pursuant to Rule 424(b)(4), filed with the United States Securities and Exchange Commission (the “Commission”) on July 24, 2023 (the “Prospectus”).

CUSIP No. 90042W100	13D

1.	Name of Reporting Persons Versant Affiliates Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 82,006 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 82,006 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,006 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VAF V. VV V is the sole general partner of VAF V and may be deemed to have voting and dispositive power over the securities held by VAF V and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 23,188,682 shares of the Issuer’s Common Stock outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. 90042W100	13D

1.	Name of Reporting Persons Versant Ophthalmic Affiliates Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,888 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 90,888 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,888 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.4% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VOA. VV V is the sole general partner of VOA and may be deemed to have voting and dispositive power over the securities held by VOA and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 23,188,682 shares of the Issuer’s Common Stock outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. 90042W100	13D

1.	Name of Reporting Persons Versant Ventures V, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,899,216 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,899,216 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,899,216 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 2,726,322 shares are held by VVC V, (ii) 82,006 shares held by VAF V, and (iii) 90,888 shares held by VOA. VV V is the sole general partner of each of VVC V, VAF V and VOA and may be deemed to have voting and dispositive power over the securities held by each of VVC V, VAF V and VOA.

(3)	This calculation is based upon 23,188,682 shares of the Issuer’s Common Stock outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. 90042W100	13D

1.	Name of Reporting Persons Versant Venture Capital V (Canada) LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 207,486 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 207,486 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 207,486 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.9% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 23,188,682 shares of the Issuer’s Common Stock outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. 90042W100	13D

1.	Name of Reporting Persons Versant Ventures V GP-GP (Canada), Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 207,486 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 207,486 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 207,486 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.9% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 23,188,682 shares of the Issuer’s Common Stock outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. 90042W100	13D

1.	Name of Reporting Persons Versant Ventures V (Canada), L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 207,486 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 207,486 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 207,486 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.9% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 23,188,682 shares of the Issuer’s Common Stock outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. 90042W100	13D

1.	Name of Reporting Persons Versant Vantage II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 274,990 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 274,990 shares of Common Stock (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,990 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 23,188,682 shares of the Issuer’s Common Stock outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. 90042W100	13D

1.	Name of Reporting Persons Versant Vantage II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 274,990 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 274,990 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,990 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.2% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 23,188,682 shares of the Issuer’s Common Stock outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. 90042W100	13D

1.	Name of Reporting Persons Versant Vantage II GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 274,990 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 274,990 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 274,990 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

These shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 23,188,682 shares of the Issuer’s Common Stock outstanding as of the IPO, as reported in the Prospectus.

CUSIP No. 90042W100	13D

Explanatory Note:

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.001 per share (“Common Stock”), of Turnstone Biologics Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9310 Athena Circle, Suite 300, La Jolla, California 92037.

Item 2. Identity and Background.

(a) This Statement is being filed by Versant Venture Capital V, L.P. (“VVC V”), Versant Affiliates Fund V, L.P. (“VAF V”), Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”), Versant Ventures V, LLC (“VV V”), Versant Vantage II, L.P. (“Vantage LP”), Versant Vantage II GP, L.P. (“Vantage GP”), Versant Vantage II GP-GP, LLC (“Vantage LLC”), Versant Ventures V GP-GP (Canada), Inc. (“VV V CAN GP”), Versant Ventures V (Canada), L.P. (“VV V CAN”) and Versant Venture Capital V (Canada) LP (“VVC CAN” and, with VV V CAN GP, VV V CAN, VVC V, VAF V, VOA, VV V, Vantage LLC, Vantage GP and Vantage LP, collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Person is One Sansome Street, Suite 1650, San Francisco, CA 94104.

(c) Each of VVC V, VAF V, VOA, VVC CAN and Vantage LP are venture capital investment entities and each of VV V, VV V CAN, VV V CAN GP, Vantage GP and Vantage LLC are the respective general partners of the venture capital investment entities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of VVC V, VAF V, VOA, Vantage LP, VV V, Vantage GP, Vantage LLC, VV V CAN GP and VV V CAN is organized in the State of Delaware. VVC CAN is organized in Ontario, Canada.

Item 3. Source and Amount of Funds or Other Considerations.

Between September 2015 and October 2016, VVC V purchased an aggregate of 7,897,999 shares of the Issuer’s Series A convertible preferred stock for a purchase price of $0.76 per share and an aggregate purchase price of $5,990,542.11.

Between September 2015 and October 2016, VVC CAN purchased an aggregate of 601,077 shares of the Issuer’s Series A convertible preferred stock for a purchase price of $0.76 per share and an aggregate purchase price of $455,910.05.

Between September 2015 and October 2016, VOA purchased an aggregate of 263,349 shares of the Issuer’s Series A convertible preferred stock for a purchase price of $0.76 per share and an aggregate purchase price of $199,747.22.

Between September 2015 and October 2016, VAF V purchased an aggregate of 237,575 shares of the Issuer’s Series A convertible preferred stock for a purchase price of $0.76 per share and an aggregate purchase price of $180,197.93.

In October 2016, VVC V purchased an aggregate of 3,530,789 shares of the Issuer’s Series B-1 convertible preferred stock for a purchase price of $0.77 per share and an aggregate purchase price of $2,711,646.28.

In October 2016, VVC CAN purchased an aggregate of 268,711 shares of the Issuer’s Series B-1 convertible preferred stock for a purchase price of $0.77 per share and an aggregate purchase price of $206,369.70.

In October 2016, VOA purchased an aggregate of 117,730 shares of the Issuer’s Series B-1 convertible preferred stock for a purchase price of $0.77 per share and an aggregate purchase price of $90,416.40.

In October 2016, VAF V purchased an aggregate of 106,208 shares of the Issuer’s Series B-1 convertible preferred stock for a purchase price of $0.77 per share and an aggregate purchase price of $81,567.62.

In November 2018, VVC V purchased an aggregate of 7,650,043 shares of the Issuer’s Series B-2 convertible preferred stock for a purchase price of $1.15 per share and an aggregate purchase price of $8,812,849.54.

In November 2018, VVC CAN purchased an aggregate of 582,206 shares of the Issuer’s Series B-2 convertible preferred stock for a purchase price of $1.15 per share and an aggregate purchase price of $670,701.31.

In November 2018, VOA purchased an aggregate of 255,081 shares of the Issuer’s Series B-2 convertible preferred stock for a purchase price of $1.15 per share and an aggregate purchase price of $293,853.31.

In November 2018, VAF V purchased an aggregate of 230,117 shares of the Issuer’s Series B-2 convertible preferred stock for a purchase price of $1.15 per share and an aggregate purchase price of $265,094.78.

In January 2019, VVC V purchased an aggregate of 1,119,729 shares of the Issuer’s Series C convertible preferred stock for a purchase price of $2.35 per share and an aggregate purchase price of $2,632,774.01.

In January 2019, VVC CAN purchased an aggregate of 85,217 shares of the Issuer’s Series C convertible preferred stock for a purchase price of $2.35 per share and an aggregate purchase price of $200,367.33.

In January 2019, VOA purchased an aggregate of 37,283 shares of the Issuer’s Series C convertible preferred stock for a purchase price of $2.35 per share and an aggregate purchase price of $87,662.03.

In January 2019, VAF V purchased an aggregate of 33,682 shares of the Issuer’s Series C convertible preferred stock for a purchase price of $2.35 per share and an aggregate purchase price of $79,195.14.

In June 2021, Vantage LP purchased an aggregate of 2,196,402 shares of the Issuer’s Series D convertible preferred stock for a purchase price of $2.73174 per share and an aggregate purchase price of $5,999,999.20.

On July 14, 2023, the Issuer effected a 1-for-7.9872 reverse stock split of its Common Stock and convertible preferred stock without payment or additional consideration (the “Reverse Split”). All purchases by the Reporting Persons reported in this Item 3 above do not give effect to the Reverse Split.

On July 25, 2023, upon the closing of the Issuer’s IPO (the “Offering”), each share of the Issuer’s convertible preferred stock automatically converted into shares of the Issuer’s Common Stock on a one-for-one basis and without payment or additional consideration (the “Conversion”).

On July 25, 2023, (i) VVC V purchased 197,458 shares of the Issuer’s Common Stock, (ii) VVC CAN purchased 15,028 shares of the Issuer’s Common Stock, (iii) VOA purchased 6,575 shares of the Issuer’s Common Stock, and (iv) VAF V purchased 5,939 shares of the Issuer’s Common Stock in connection with the Offering, for a purchase price of $12.00 per share and an aggregate purchase price of $2,700,000.00 (collectively, the “Purchase”).

Following the Reverse Split, Conversion and the Purchase, each of VVC V, VVC CAN, VOA, VAF V and Vantage LP directly held such number of shares of Common Stock set forth in Item 11 of their respective Cover Pages.

All shares of the capital stock of the Issuer covered by this Statement were originally acquired by each of VVC V, VVC CAN, VOA, VAF V and Vantage LP using investment funds provided to each of VVC V, VVC CAN, VOA, VAF V and Vantage LP by their respective limited and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Jerel Davis (“Dr. Davis”) is a member of the Issuer’s board of directors. In addition, Dr. Davis, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s Non-Employee Director Compensation Policy (the “Compensation Policy”), which became effective upon the effective date of the Registration Statement (as defined below).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in each of the limited partnership agreements of VVC V, VAF V, VOA, VVC CAN and Vantage LP, the respective general partners and limited partners of each of VVC V, VAF V, VOA, VVC CAN and Vantage LP may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of the Issuer’s convertible preferred stock, VVC V, VAF V, VOA, VVC CAN, Vantage LP and certain of the Issuer’s other investors are party to a Second Amended and Restated Investors’ Rights Agreement, dated June 29, 2021, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-272600) declared effective by the Commission on July 20, 2023 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of VVC V, VAF V, VOA, VVC CAN and Vantage LP have entered into a lock-up agreement, pursuant to which each of VVC V, VAF, VOA, VVC CAN and Vantage LP agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

Dr. Davis, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock options or other equity awards pursuant to the Compensation Policy and the 2023 Equity Incentive Plan (the “Compensation Plan”) adopted by the Issuer. The terms and provisions of the Compensation Policy and the Compensation Plan are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Compensation Policy, which is filed as Exhibit 4 to this Statement and is incorporated herein by reference, and the Compensation Plan, which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Dr. Davis. The indemnification agreement requires the Issuer, among other things, to indemnify Dr. Davis for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Dr. Davis in any action or proceeding arising out of his respective services as directors. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Registration Statement, which is filed as Exhibit 6 to this Statement and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated August 3, 2023, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Second Amended and Restated Investors’ Rights Agreement, dated as of June 29, 2021 (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on June 12, 2023 (SEC File No. 333-272600) and incorporated herein by reference).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on July 17, 2023 (SEC File No. 333-272600) and incorporated herein by reference).

Exhibit 4:	Non-Employee Director Compensation Policy (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on July 17, 2023 (SEC File No. 333-272600) and incorporated herein by reference).

Exhibit 5:	2023 Equity Incentive Plan and Forms of Option Agreement and Exercise Notice thereunder (filed as Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on July 17, 2023 (SEC File No. 333-272600) and incorporated herein by reference).

Exhibit 6:	Form of Indemnity Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on June 26, 2023 (SEC File No. 333-272600) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2023

Versant Venture Capital V, L.P.
By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Affiliates Fund V, L.P.
By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Ophthalmic Affiliates Fund I, L.P.
By: Versant Ventures V, LLC
Its: General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Ventures V, LLC

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Venture Capital V (Canada) LP
By: Versant Ventures V (Canada), L.P.
Its: General Partner
By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Ventures V GP-GP (Canada), Inc.

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Ventures V (Canada), L.P.
By: Versant Ventures V GP-GP (Canada), Inc.
Its: General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Vantage II, L.P.
By: Versant Vantage II GP, L.P.
Its: General Partner
By: Versant Vantage II GP-GP, LLC
Its: General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Vantage II GP, L.P.
By: Versant Vantage II GP-GP, LLC
Its: General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Vantage II GP-GP, LLC

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer